Exhibit 99.2

UNSECURED REVOLVING CREDIT AGREEMENT

THIS UNSECURED REVOLVING CREDIT AGREEMENT (this “Agreement”) is entered into as of May 5, 2026 (the “Effective Date”), by and between:

Number 8 Partners Pty Ltd, a New South Wales, Australian corporation (“Lender”), and

Mixed Martial Arts Group Limited, a New South Wales, Australian corporation (“Borrower”).

The Lender and the Borrower may be referred to individually as a “Party” and collectively as the “Parties”.

1. DEFINITIONS AND INTERPRETATION

1.1 Defined Terms.

“Availability Period” means the period commencing on the Effective Date and ending on twelve (12) months after the Effective Date, unless earlier terminated pursuant to this Agreement. The Availability Period may be extended by mutual written agreement of the Lender and the Borrower.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Change of Control” shall be deemed to occur (i) if a majority of the members of the Board of Directors of the Borrower cease to be individuals who were serving as directors on the Effective Date, or (ii) any Person or group acquiring beneficial ownership of more than fifty percent (50%) of the voting power of the Borrower.

“Drawdown Notice” means a written borrowing request delivered by the Borrower to the Lender requesting a Loan under the Facility.

“Facility” has the meaning given in Section 2.1.

“Loan” means any advance made by the Lender to the Borrower under the Facility. “Loans” means all Loans outstanding from time to time under the Facility.

“Loan Date” means the date on which any such Loan is actually funded by the Lender.

“Material Adverse Effect” means any event or circumstance that has a material adverse effect on the financial condition or operations of the Borrower or on the Borrower’s ability to perform its obligations under this Agreement.

1.2 Interpretation.

References to Sections and Schedules are references to sections and schedules of this Agreement unless otherwise indicated.

2. REVOLVING CREDIT FACILITY

2.1 Facility.

Subject to the terms and conditions of this Agreement, the Lender agrees to make available to the Borrower a revolving credit facility in an aggregate principal amount not exceeding USD Five Million Dollars ($5,000,000.00) (the “Facility”).

2.2 Revolving Nature.

During the Availability Period, the Borrower may request Loans under the Facility, repay outstanding Loans, and reborrow Loans previously repaid, provided that the aggregate principal amount of all outstanding Loans shall not exceed the Facility amount.

2.3 Unsecured Obligations.

All obligations of the Borrower under this Agreement shall constitute unsecured obligations.

3. BORROWING REQUESTS

3.1 Drawdown Notice.

The Borrower may request a Loan by delivering a Drawdown Notice specifying:

(a) requested Loan amount;

(b) proposed borrowing date; and

(c) funding account details.

3.2 Minimum Borrowing.

Each Loan shall be in a minimum amount of USD One Hundred Thousand Dollars ($100,000.00) unless otherwise agreed by the Lender.

3.3 Lender Approval.

The funding of a Loan is subject to the approval of the Lender.

3.4 Funding Conditions.

The Lender shall have no obligation to fund a Loan if:

(a) the Loan would cause the Facility limit to be exceeded;

(b) an Event of Default has occurred and is continuing;

(c) a Material Adverse Effect has occurred;

(d) the Loan is not approved by the Lender at its absolute discretion; or

(e) any representation made by the Borrower is materially incorrect.

4. INTEREST

4.1 Interest Rate.

Loans shall bear interest at an annual rate of twelve percent (12%) per annum

4.2 Interest Calculation.

Interest shall accrue daily commencing on the Loan Date until paid in full

4.3 Default Interest.

Any overdue amount shall bear interest at an additional rate of two percent (2%) per annum above the otherwise applicable rate.

5. REPAYMENT

5.1 Maturity.

All outstanding Loans and accrued interest shall be due and payable 24 months after the Effective Date (“Final Maturity Date”), which may be extended by mutual written agreement of the Lender and the Borrower.

5.2 Voluntary Prepayment.

The Borrower may prepay any Loan at any time without premium or penalty.

5.3 Reborrowings.

Loans repaid during the Availability Period may be reborrowed in accordance with this Agreement.

6. REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants that:

(a) it is duly organized and validly existing;

(b) it has authority to execute and perform this Agreement; and

(c) execution of this Agreement does not violate applicable law or any material agreement binding on the Borrower.

7. REPEATING REPRESENTATIONS

Each representation and warranty set forth in this Agreement shall be deemed repeated on each date on which a Loan is requested and on each date on which any Loan remains outstanding.

8. EVENTS OF DEFAULT

Each of the following shall constitute an Event of Default:

(a) failure to pay any amount due under this Agreement;

(b) insolvency or bankruptcy of the Borrower;

(c) material breach of this Agreement; or

(d) any representation proving materially incorrect when made.

Upon the occurrence of an Event of Default, the Lender may, by written notice to the Borrower, terminate the Facility and declare all outstanding Loans immediately due and payable.

9. CURE PERIODS

9.1 Payment Defaults.

Any failure by the Borrower to pay:

(i) principal of any Loan when due shall not constitute an immediate Event of Default unless such failure continues for three (3) Business Days after written notice from the Lender; and

(ii) interest, fees or other amounts when due shall not constitute an Event of Default unless such failure continues for five (5) Business Days after written notice from the Lender.

9.2 Covenant Defaults.

Any failure by the Borrower to perform or observe any agreement or condition shall not constitute an Event of Default unless such failure continues for twenty (20) days after the earlier of:

(i) the Borrower becoming aware of such failure; and

(ii) receipt of written notice from the Lender;

provided that, if such default is capable of cure but cannot reasonably be cured within such period, such period shall be extended for up to an additional twenty (20) days so long as:

(a) the Borrower has commenced and is diligently pursuing such cure; and

(b) the Lender is receiving regular updates on remediation progress.

9.3 Representations and Warranties.

Any representation or warranty shall not constitute an Event of Default unless:

(i) it proves to have been incorrect in any material respect when made; and

(ii) if capable of cure, remains unremedied for five (5) Business Days after the earlier of:

(a) the Borrower becoming aware; and

(b) written notice from the Lender.

For the avoidance of doubt, no extension of such cure period shall apply unless agreed by the Lender.

11. PERMITTED USE OF PROCEEDS

The Borrower shall use proceeds of the Loans for strategic acquisitions, working capital and general corporate purposes.

12. PUBLIC DISCLOSURE

The Borrower may disclose the existence and material terms of this Agreement in filings with the

U.S. Securities and Exchange Commission or other regulatory authorities as required by law.

13. NOTICES

All notices under this Agreement shall be in writing and delivered by courier, hand delivery or electronic mail to the addresses of the Parties set forth above.

14. ASSIGNMENT

The Borrower may not assign this Agreement without the prior written consent of the Lender. The Lender may assign this Agreement to an affiliate upon written notice to the Borrower.

15. TERMINATION

15.1 Termination by Either Party.

a)	The Borrower or the Lender may terminate the Facility in whole (but not in part) for any reason (a “Termination Notice”).

b)	The Termination Notice shall specify the proposed termination date (the “Termination Date”), which shall be no earlier than thirty (30) calendar days after the date of delivery of the Termination Notice;

c)	With effect from the date of delivery of the Termination Notice:

i.	the Borrower’s right to submit any Drawdown Notice shall be immediately and automatically suspended;

ii.	the Lender shall have no obligation to consider, approve or fund any Loan; and

iii.	any Drawdown Notice submitted on or after the date of the Termination Notice shall be null and void and of no effect; and

d)	On the Termination Date:

i.	the Facility shall terminate in full;

ii.	the Lender shall have no further obligation to make Loans hereunder; and

iii.	all outstanding Loans, together with all accrued and unpaid interest, fees and other amounts payable under this Agreement, shall automatically become immediately due and payable without further notice, demand or other action by the Lender.

15.2 No Release of Obligations.

Termination of the Facility shall not affect any rights, remedies, obligations, or liabilities of the parties accrued prior to the effective date of such termination, all of which shall survive until fully satisfied.

15.3 Survival.

Without limiting the foregoing, all provisions relating to payment obligations, indemnities, expense reimbursement, and governing law shall survive any termination of the Facility.

16. MISCELLANEOUS

16.1 Amendments. This Agreement may be amended only in writing signed by both Parties.

16.2 Waivers. Any waiver must be in writing and shall not constitute a waiver of any future breach.

16.3 Severability. If any provision of this Agreement is held invalid, the remaining provisions shall remain in full force.

16.4 Expenses. Each Party shall bear its own costs in connection with this Agreement.

16.5 Further Assurances. Each Party agrees to execute such documents as reasonably necessary to give effect to this Agreement.

16.6 Counterparts. This Agreement may be executed in counterparts and may be executed electronically.

17. GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of New South Wales, Australia.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

EXECUTED by Mixed Martial Arts Group Limited ACN 163 057 565 in accordance with section 127 of the Corporations Act 2001 (Cth):

EXECUTED by Number 8 Partners Pty Ltd ACN 111 158 242 in accordance with section 127 of the Corporations Act 2001 (Cth):

SCHEDULE 1 – FORM OF DRAWDOWN NOTICE

Date: ____________

Requested Loan Amount: USD ___________

Proposed Borrowing Date: ____________

Funding Account: ______________

The Borrower confirms that no Event of Default exists and that all representations remain true.

Mixed Martial Arts Group Limited

By:
Name:
Title: